UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-
1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 21)1

Advanced Magnetics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00753P 10 3
(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

____________________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Jerome Goldstein
2	Check the Appropriate Box If a Member of a Group (a) ☐ (See Instructions) (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 94,165
	6	Shared Voting Power 270,852
	7	Sole Dispositive Power 94,165
	8	Shared Dispositive Power 270,852
9	Aggregate Amount Beneficially Owned by Each Reporting Person 365,017
10	Check If the Aggregate Amount in Row (9) Excludes Certain Shares X (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 2.6%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of issuer:

Advanced Magnetics, Inc.

(b) Address of Issuer’s Principal Executive Offices:

                125 CambridgePark Drive, 6th Floor
Cambridge, MA 02140

Item 2.

(a) Name of Person Filing:

Jerome Goldstein

(b) Address of Principal Business Office or, if None, Residence:

                c/o Advanced Magnetics, Inc.
125 CambridgePark Drive, 6th Floor
Cambridge, MA 02140

(c) Citizenship:

United States of America

(d) Title of Class of Securities:

Common Stock, $.01 par value per share

(e) CUSIP Number:

00753P 10 3

Item 3. If the Statement is being filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section
3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 365,017. This amount consists of: (a) 30,400 shares held by the Kaplan Goldstein Family Foundation, a charitable foundation whose trustees are Jerome Goldstein, Marlene Kaplan Goldstein, and Mr. and Mrs. Goldstein’s adult children, each of whom share voting and investment power; and (b) 240,452 shares held in Mr. Goldstein’s spouse’s grantor retained annuity trust, for which Mr. Goldstein is one of the trustees and has shared voting and investment power. This amount does not include (a) 130,108 shares directly held by Mr. Goldstein’s spouse; and (b) 240,452 shares held in Mr. Goldstein’s grantor retained annuity trust, for which Mr. Goldstein’s spouse is one of the trustees. Mr. Goldstein disclaims beneficial ownership of shares held by his spouse.

(b)	Percent of class: 2.6% (based on 14,065,663 shares of Common Stock reported by the Company’s transfer agent as outstanding at the close of business on December 31, 2006).
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote:	94,165
	(ii)	Shared power to vote or direct the vote:	270,852
	(iii)	Sole power to dispose or to direct the disposition of:	94,165
	(iv)	Shared power to dispose or to direct the disposition of:	270,852
Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2007
(Date)
/s/ Jerome Goldstein
(Signature)
Jerome Goldstein, Executive Chairman
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)